aKB

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

16001972

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC Mail Processing Section
MAR 07 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-69228

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2015** and ending **December 31, 2015**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
CHXBD, LLC.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
440 S. LaSalle Street.
(No. and Street)
Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Ronald Brzezinski (312) 663-2660.
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)
205 North Michigan Avenue
(No. and Street)
Chicago (City) Illinois (State) 60601 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aKB

OATH OR AFFIRMATION

I, Ronald Brzezinski, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of CHXBD, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Rll Bzzi
Signature

Financial Operations and Principal
Title

Signed before me on the 26th day of February 2016
Richard S. Schultz
Notary Public

OFFICIAL SEAL
RICHARD S SCHULTZ
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/21/18

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors.
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

CHXBD, LLC
Table of Contents
December 31, 2015

BAKER TILLY

Baker Tilly Virchow Krause, LLP
205 N Michigan Ave
Chicago, IL 60601-5927
tel 312 729 8000
fax 312 729 8199
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CHXBD, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of CHXBD, LLC as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of CHXBD, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHXBD, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in pages 11-14 has been subjected to audit procedures performed in conjunction with the audit of CHXBD, LLC's financial statements. The supplemental information is the responsibility of CHXBD, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
February 26, 2016

CHXBD, LLC
Statement of Financial Condition
December 31, 2015

		December 31, 2015
ASSETS		
Cash and cash equivalents	$	164,362
Receivable from clearing organization		112,620
Receivable from FINRA		11,288
Prepaid expenses		2,404
Receivable from affiliate		4,071
Total assets	$	294,745
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued expenses	$	26,693
Total Liabilities		26,693
Member's Equity		268,052
Total Liabilities and Member's Equity	$	294,745

See notes to financial statements.

CHXBD, LLC
Statement of Operations
Year ended December 31, 2015

Revenues	
Transaction Fees	$ 6,037
Total revenues	6,037
Expenses	
Execution fees	28,770
Professional and other outside services	22,351
General and administrative	15,886
Total expenses	67,007
Net loss	$ (60,970)

See notes to financial statements.

CHXBD, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2015

		Total Member's Equity
Balance, January 1, 2015	$	262,022
Capital contributions		67,000
Net loss		(60,970)
Balance, December 31, 2015	$	268,052

See notes to financial statements.

CHXBD, LLC
Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities	
Net loss	$ (60,970)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in:	
Receivable from clearing organization	(2,620)
Receivable from FINRA	225
Prepaid expenses	(261)
Receivable from affiliate	(4,071)
Accrued liabilities	13,632
Net cash used in operating activities	(54,065)
Cash flows from financing activities	
Proceeds from capital contributions	67,000
Net increase in cash and cash equivalents	12,935
Cash, at beginning of year	151,427
Cash, at end of year	$ 164,362

See notes to financial statements.

CHXBD, LLC
Notes to Financial Statements
As of and for the Year Ended December 31, 2015

1. Organization

CHXBD, LLC, (the "Company") or ("CHXBD"), a Delaware limited liability company, was formed on June 20, 2012. The Company is a wholly-owned subsidiary of CHX Holdings, Inc. ("CHXH"). The Company is a registered broker-dealer with the Securities and Exchange Commission and Financial Industry Regulatory Authority.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statement is set forth below:

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition. At December 31, 2015, the balance in cash and cash equivalents consisted entirely of cash.

Receivable from Clearing Organization — Receivable from clearing organization represents unsecured deposits held by the Company's clearing broker. Receivables from clearing organizations are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Revenue Recognition — Transaction fee revenue is generated by providing order routing services to its affiliate the Chicago Stock Exchange, Inc. (CHX), a wholly-owned subsidiary of CHXH. The transaction fee revenue is earned on the routing of executed orders and recorded on the trade date.

Income Taxes — As a limited liability company with a single member, the Company is treated as a disregarded entity for Federal and Illinois income tax purposes. All income and expense of the Company is reported on the tax returns of the Company's sole member. Consequently, no provision or liability for income taxes has been included in the financial statements.

The Company is subject to the accounting standard for uncertainty in income taxes. In accordance with that standard, the Company has evaluated tax positions taken or expected to be taken for all open tax years to determine whether the tax provisions are more-likely-than-not to be sustained by the applicable tax authority. Based on this analysis, there were no tax positions not deemed to meet a more-likely than not threshold. Therefore, no tax provision, including any interest and penalties, has been recorded as of December 31, 2015.

2. Summary of Significant Accounting Policies (continued)

Income tax returns filed or to be filed by the Company's sole member for the years ended December 31, 2013, 2014 and 2015 are subject to examination by the relevant tax authorities.

Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual amounts realized may differ from those estimates.

3. Related-Party Transaction

The Company has entered into an expense sharing agreement with CHXH and CHX. The agreement, among other things, provides for CHX to pay for certain expenses such as, but not limited to salaries, rent, telephone, copy services, etc. on behalf of the Company. The agreement also states that the Company has no obligation, legally or otherwise, to the vendors for such costs as described in the agreement and furthermore, that the Company has no obligation, direct or indirect, to reimburse or otherwise compensate CHX or CHXH for such costs. Such expenses are excluded from the Company's financial statements and totaled $114,069 for the year ended December 31, 2015.

CHXBD incurs SRO and trading permit fees which are payable to CHX. During 2015, CHXBD recorded SRO and trading permit fee expense in the amounts of $7,200 and $7,200, respectively, which are included in general and administrative expense on the statement of operations.

The receivable from affiliate at December 31, 2015 consists primarily of routing fees generated by services performed by the Company for its affiliate.

4. Fair Value Disclosure

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

4. Fair Value Disclosure (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

As of December 31, 2015, the Company had no Level 1, Level 2, or Level 3 assets.

5. Net Capital Requirements

The Company is a broker dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 2% of "aggregate debt items" arising from customer transactions, as defined.

At December 31, 2015, the Company had net capital and net capital requirements of $261,577 and $5,000, respectively.

6. Commitments

The Company has entered into an agreement with its clearing broker that requires a minimum monthly fee of $8,333 for clearing and execution services. The minimum fee commenced on October 1, 2015 and as a result CHXBD incurred $25,000 of such fees in 2015 which are included in execution fees on the statement of operations.

7. Subsequent Events

The Company has evaluated events and transactions through February 26, 2016 the date the financial statement were issued. Management has determined that there were no material events that would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

CHXBD, LLC
Supplementary Information
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2015
(See Report of Independent Registered Public Accounting Firm)

Computation of Net Capital

	2015
Total Member's Equity	$ 268,052
Deductions And/Or Charges	
Non-Allowable assets:	
Receivable from affiliate	4,071
Prepaid expenses	2,404
Net Capital	$ 261,577

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	
Accrued expenses	$ 26,693
Total Aggregate Indebtedness	$ 26,693

CHXBD, LLC
Supplementary Information
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2015
(See Report of Independent Registered Public Accounting Firm)

Computation of Basic Net Capital Requirement

	2015
Minimum Net Capital Required	$ 5,000
Minimum Dollar Net Capital Required	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$256,577
Net Capital Less Greater of 10% of Total Aggregate indebtedness or 120% of Minimum Dollar Net Capital Required	$255,577
Ratio: Aggregate Indebtedness to Net Capital	.10 to 1

There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

CHXBD, LLC
Supplementary Information
Schedule II – Computation for the Determination of Revenue Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of and for the Year Ended December 31, 2015
(See Report of Independent Registered Public Accounting Firm)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

CHXBD, LLC
Supplementary Information
Schedule III – Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of and for the Year Ended December 31, 2015
(See Report of Independent Registered Public Accounting Firm)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

CHXBD, LLC
Chicago, Illinois

EXEMPTION REPORT

Including Report of Independent Registered
Public Accounting Firm

As of and for the Year Ended December 31, 2015

CHXBD, LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
205 N Michigan Ave
Chicago, IL 60601-5927
tel 312 729 8000
fax 312 729 8199
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CHXBD, LLC
Chicago, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CHXBD, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which CHXBD, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) CHXBD, LLC stated that CHXBD, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CHXBD, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CHXBD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
February 26, 2016

CHXBD

Albert J. Kim
Direct Dial: (312) 663-2484
Fax: (312) 663-2231
Email: akim@chx.com

February 10, 2016

By UPS

SEC Headquarters
Mail Stop 8031
Rule 15c3-3 Exemption
100 F Street, NE
Washington, DC 20549

Re: Exemption from SEA Rule 15c3-3 for CHXBD, LLC

To Whom It May Concern:

CHXBD, LLC ("CHXBD") claims exemption from SEA Rule 15c3-3, pursuant to paragraph (k)(2)(ii) thereunder, for the period of January 1, 2015 through December 31, 2015, because CHXBD does not hold customer funds or safe keep securities. Paragraph (k)(2)(ii) states as follows:

> The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

CHXBD met the exemption provisions of paragraph (k)(2)(ii) under SEA Rule 15c3-3 for the period of January 1, 2015 through December 31, 2015, without exception.

If you have any questions or concerns, please feel free to contact me at your convenience.

Sincerely,

Albert J. Kim
Deputy Chief Compliance Officer

CHXBD, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2015